A Publicly Traded Diversified Holding Company “SHRV”

December 7, 2018

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sharing Services, Inc.

Registration Statement on Form 10

Filed October 29, 2018

File No. 00-55997

Dear Sir/Madam,

Reference is made to your letter dated November 23, 2018. In order to facilitate the review of our responses to the comments contained is your letter, we have reproduced below (in bold font) each of your comments. Each of your comments is followed by our response.

Registration Statement on Form 10

General

1. Please provide information and an analysis under Section 3 of the Investment Company Act of 1940 (the “Company Act”) with respect to whether the Company is an investment company. In particular, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the Company are ‘investment securities’ for the purposes of Section 3 of the Company Act, as well as identifying the percentage of the value of the Company’s total assets that are ‘investment securities.’ Please note that we may refer your response to the Division of Investment Management for further review.

Response: Sharing Services, Inc. (hereafter the “Company” or the “Registrant”) is not currently engaged in the business of investing, reinvesting, or trading in securities. The Company, directly and through its subsidiaries, is engaged primarily in the business of selling health and wellness, energy, technology, insurance, training, media and travel products and services. For example, during its fiscal period from May 5, 2017 to April 30, 2018, the Company derived over 94% of its consolidated revenues from the sale of health and wellness products, consisting of its “Elevate” product line. The Company’s Elevate products were developed by Elevacity Global LLC, a wholly-owned subsidiary of the Company. Further, the Company does not hold itself out to be engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities, although the Company intends to continue to grow its business both organically and by making strategic acquisitions, from time to time, of businesses and technologies that augment its products portfolio, complement its business competencies, and fit its overall growth strategy.

As of the date hereof, except for the Company’s investments in the equity securities of its wholly-owned subsidiaries, the Company does not hold ‘investment securities’ for the purposes of Section 3 of the Company Act. The Company’s investment in unconsolidated entities consists of member’s interests in five (5) limited liability companies, as further discussed in Item 2 below.

Corporate Offices – 1700 Coit Road, Suite #100 – Plano, Texas 75075

Main (469) 304 9400 • Fax (469) 910 0477 • www.shrvinc.com

A Publicly Traded Diversified Holding Company “SHRV”

2. Please provide further information regarding the interests you hold in your recent acquisitions, including the current ownership percentage, any potential or planned increases in ownership, and your analysis as to whether interests in any of those acquisitions subject you to the Company Act.

Response: As of the date hereof, Total Travel Media, Inc. and Four Oceans Holdings, Inc. are consolidated wholly-owned subsidiaries of the Company.

In addition, the Company owns a 24% member’s interest in 212 Technologies, LLC; a 40% member’s interest in 561 LLC; a 40% member’s interest in America Approved Commercial LLC; a 40% member’s interest in Medical Smart Care LLC; and a 40% member’s interest in LEH Insurance Group LLC. The Company may potentially increase or decrease its ownership interest in any and all these entities, but any increase is contingent on the achievement by each underlying entity of certain pre-determined financial performance milestones (mainly associated with sales and profitability goals).

As discussed in Item 1 above, the Company is not currently an investment company under the Company Act. In addition, the Company does not expect to become subject to the Company Act, including as a result of any potential increase in its ownership interest, in the future, in any or all the entities mentioned in the immediately preceding paragraph.

3. We note that in your disclosure you stated that you “intend to continue to make strategic acquisitions of and purchases of equity interests in businesses that complement [your] business competencies and growth strategy.” Please provide us with a detailed analysis as to whether these acquisitions will subject you to the Company Act.

Response: The disclosure referenced will be expanded to clarify that the Company intends to continue to grow its business both organically and by making strategic acquisitions, from time to time, of businesses and technologies that augment its products portfolio, complement its business competencies, and fit its overall growth strategy.

As discussed in Item 1 above, the Company is not currently an investment company under the Company Act. In addition, the Company does not intend to become subject to the Company Act, including as a result of potential acquisitions in the future.

212 Technologies, page 2

4. Please describe the intellectual property rights referenced in this section.

Response: 212 Technologies, LLC (“212 Tech”) developed and owns an end-to-end online marketing and direct sales software system that is currently used by approximately 20 million users. Certain components of this software leverage state-of-the-art technology that includes customer-facing websites, “back office” management tools, a unique database schema, client and server scripting technology, intuitive mobile applications, and a proprietary AI Module (“automated intelligence”) that monitors data and activity and interacts seamlessly with other system elements. Simultaneous with its investment in 212 Tech, the Company acquired a non-exclusive, non-royalty bearing, worldwide license to market and distribute these online marketing and direct sales software systems. The Company currently markets and licenses these software systems.

Corporate Offices – 1700 Coit Road, Suite #100 – Plano, Texas 75075

Main (469) 304 9400 • Fax (469) 910 0477 • www.shrvinc.com

A Publicly Traded Diversified Holding Company “SHRV”

Business Segments, Geographic Area Information and Seasonality, page 4

5. We note the references to disclosure in your 10-K in this section and elsewhere in your filing, including in your Management’s Discussion and Analysis section. If you elect to incorporate disclosure by reference into this filing, please revise to comply with the requirements of Securities Exchange Act rule 12b-23(b).

Response: The Registration Statement on Form 10 will be revised to incorporate by reference in the filing information contained in our Annual Report on Form 10-K for the fiscal period from May 5, 2017 to April 30, 2018, including in the sections titled “Business Segments, Geographic Area Information and Seasonality” and “Management’s Discussion and Analysis,” consistent with the requirements of Securities Exchange Act rule 12b-23(b).

Compensation Plan, page 7

6. Please expand your disclosure in this section to describe clearly the range and circumstances of compensation commissions and bonuses payable to your Elepreneurs and the several ways Elepreneurs are compensated referenced in the last sentence. We may have further comment. In addition, please file the Elepreneurs Agreement and any other agreements regarding the contractual relationship between the company and the Elepreneurs and the compensation of the Elepreneurs as exhibits.

Response: The Company relies on a direct selling platform that consists of independent representatives, which we refer to as Elepreneurs, and customer referrals for the sale and distribution of its products. There are different ways for Elepreneurs to be compensated under the Company’s Elepreneurs compensation plan. A copy of the complete compensation plan, referred to as the Elepreneur Super Affiliate Marketing Plan, is included as Exhibit D to this letter and will be filed as an exhibit to the Registration Statement.

Consistent with our policies and procedures, when a new Elepreneur enrolls in the Company’s network, the enrollee is directed to log into our website: www.elepreneur.com. Once logged in and registered, the prospective Elepreneur is directed through a series of steps designed to formalize his/her relationship with the Company. Among those steps, the Elepreneur is required to electronically sign the Elepreneurs Agreement. In addition, the Elepreneur is required to acknowledge he/she has received and agrees to abide by the Company’s policies and procedures posted in our website. The Form of Elepreneurs Agreement included as Exhibit E to this letter will be filed as an exhibit to the Registration Statement.

Corporate Offices – 1700 Coit Road, Suite #100 – Plano, Texas 75075

Main (469) 304 9400 • Fax (469) 910 0477 • www.shrvinc.com

A Publicly Traded Diversified Holding Company “SHRV”

Regulation of Personal Care and Nutritional Food Products, page 8

7. We note your disclosure that your products are regulated by the U.S. Food and Drug Administration. Please clarify how your products are regulated by the FDA including whether any approvals by the FDA are required before marketing or selling your products. If such approvals are required, please clarify their status.

Response: The U.S. Food and Drug Administration (FDA) regulates both finished dietary supplement products and dietary ingredients. Specifically, dietary supplements are regulated under the Dietary Supplement Health and Education Act of 1994 (the DSHEA). Under the DSHEA, manufacturers and distributors of dietary supplements are prohibited from marketing products that are adulterated or misbranded. Accordingly, under the DSHEA, manufacturers and distributors of dietary supplements are responsible for the safety and labeling of their products prior to such products reaching the market. Once a product reaches the market, the FDA is responsible for taking enforcement action against any product found to be an adulterated or misbranded dietary supplement. However, dietary supplements and dietary ingredients, such as those sold by the Company, do not require FDA approval before marketing and selling.

Strategic Partnerships, page 8

8. Please identify your principal suppliers as required by Item 101(h)(4)(v) of Regulation S- K.

Response: The referenced disclosure will be expanded to indicate that Alternative Laboratories, LLC, The Vitamin Patch, LLC and The Ellier Group are our three principal suppliers and that purchases of product from these suppliers, in the aggregate, account for 99% of total purchases for the fiscal period from May 5, 2017 to April 30, 2018.

Debt, page 16

9. Please revise to disclose the material terms of the various convertible debt transactions listed in the table on page 35, including the duration, interest rate, and terms governing the conversion of this debt.

Response: The content of Note 8 to the Company’s condensed financial statements will be revised to read as shown in Exhibit A to this letter.

Security Ownership of Certain Beneficial Owners and Management, page 17

10. We note the disclosure on page 11 that the convertible preferred stock have voting rights equal to or senior to the voting rights of the common stock. Please clarify the voting rights of the various classes of securities and disclose the conversion features of the preferred stock. In addition, please revise the beneficial ownership table to clearly reflect the percent of ownership of the voting class, in light of the preferred stock conversion feature. Lastly, please disclose the control person(s) for each entity in the table.

Response: Disclosure on page 11 will be expanded to add the paragraph immediately following.

The voting rights of each class of the Company’s securities are as follows: (a) each share of Class A Common Stock entitles the holder to one vote, (b) each share of Class B Common Stock entitles the holder to one vote, (c) each share of Series A Preferred Stock entitles the holder to one vote, (d) each share of Series B Preferred Stock entitles the holder to 1,000 votes, and (e) each share of Series C Preferred Stock entitles the holder to one vote. In addition, each share of the Company’s Class B Common Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock is convertible into one share of the Company’s common stock.

Corporate Offices – 1700 Coit Road, Suite #100 – Plano, Texas 75075

Main (469) 304 9400 • Fax (469) 910 0477 • www.shrvinc.com

A Publicly Traded Diversified Holding Company “SHRV”

We respectfully inform you that the beneficial ownership table on page 17 reflects the percent of ownership held by each beneficial owner of each voting class, after considering the conversion rights discussed in the preceding paragraph for each of the Company’s convertible securities. We will expand the notes to the beneficial ownership table to disclose that the shares held by Alchemist Holdings, LLC are deemed beneficially owned by Mr. Robert Oblon, the chairman of the Registrant’s board of directors. Mr. Oblon has control over Alchemist Holdings, LLC.

Summary Compensation Table, page 20

11. Please reconcile the amounts disclosed in the table with the amounts in the narrative following the table. For example, it is unclear how John Thatch received a salary of $80,000 for the fiscal year ended April 30, 2018 if he was being paid $20,000 a month and his compensation started in March 2018. Similarly, it is unclear how the total for Frank Walters salary was determined. Also, reconcile the Director Compensation table with the footnote. We also note that the warrants and/or options issued to Messrs. Thatch and Walters are not included in the summary compensation table. Lastly, please discuss the nature of the all other compensation included in the table.

Response: Mr. Thatch was appointed effective March 1, 2018 and Mr. Walters was appointed effective March 4, 2018. The amounts reported under the caption “Salary” in the summary compensation table will be revised to reflect only compensation earned by each officer through April 30, 2018, under their respective employment agreements. In addition, the value on the grant date of warrants and/or options awarded to the named officers will be included in the summary compensation table under the caption “Warrant and Option Awards.” Further, the notes to the summary compensation table will be expanded to specify the nature of all other compensation.

Prior to August 1, 2018, Mr. Oblon earned compensation for his services as Chairman of the board of director at the rate of $10,000 per month effective April 1, 2018, payable semi-monthly, under the terms of his contractor agreement. The director compensation table will be revised to reflect compensation earned during the month of April. In addition, the notes to the director compensation table will be expanded to specify the nature of all other compensation.

Certain Relationships and Related Transactions, page 22

12. Please reconcile the $18,750,000 dividend to related parties for the acquisition of Four Oceans with the 20,000,000 shares of Series A Preferred Stock issued to Bear Bull as discussed in Note 11 to the quarterly financial statements on page 37.

Response: On May 23, 2017, the Registrant acquired all the outstanding shares of capital stock of Total Travel Media, Inc. in exchange for (i) 10,000,000 shares of the Registrant’s Class B common stock and (ii) 10,000,000 shares of the Registrant’s Series B preferred stock, issued to the stockholder of Total Travel Media, Inc. As a result of these transactions, the stockholder of Total Travel Media, Inc., Alchemist Holdings, LLC and Bear Bull Market Dividends, Inc., acquired control of the Registrant, as the term “control” is defined in Rule 405 of the Securities Act.

Corporate Offices – 1700 Coit Road, Suite #100 – Plano, Texas 75075

Main (469) 304 9400 • Fax (469) 910 0477 • www.shrvinc.com

A Publicly Traded Diversified Holding Company “SHRV”

In September 2017, the Company entered into a Share Exchange Agreement with Four Oceans Holdings, Inc. (“Four Oceans”) pursuant to which the Company acquired all the outstanding shares of capital stock of Four Oceans in exchange for, in the aggregate, 75,000,000 shares of the Registrant’s Series A Convertible Preferred Stock, valued at $18,750,000 based on the market price ($0.25 per share) of the underlying shares of the Company’s common stock. Each share of the Company’s Series A Preferred Stock is convertible into one share of the Company’s common stock. Prior to the Registrant’s acquisition, Four Oceans was under the control of Alchemist Holdings, LLC, a company controlled by the Chairman of our board of directors. Alchemist Holdings received 50,000,000 shares of our Series A Preferred Stock; Bear Bull Market Dividends, Inc., a material stockholder of the Registrant, received 20,000,000 shares; and Research and Referral BZ received 5,000,000 shares.

Since the acquisition of Four Oceans is a transaction between entities under common control, the Company treated the acquisition similar to the pooling-of-interests method and has reported the financial results of Four Oceans on a consolidated basis since the initial date in which the above companies were under common control. In accordance with accounting principles generally accepted in the United States (“GAAP”), assets and liabilities of the acquirer and the acquired entities were combined at their carrying values and no recognition of goodwill was made. In addition, in accordance with GAAP, the Company recognized $18,750,000 as a deemed dividend to the related party, for the consideration paid in excess of the net assets acquired.

Market Price of the Registrant’s Common Equity, page 22

13. Please revise the references to the Nasdaq Stock Market here and elsewhere in your filing to reflect that your shares are quoted on the OTCQB or advise. Also, clarify the references to inception throughout your filing as this does not appear to be the date the company was established.

Response: Each reference to the Nasdaq Stock Market in the filing will be replaced with a reference to the OTCQB market, where appropriate. Please note that quoting of the Company’s shares in the OTCQB market commenced on September 5, 2018.

The Registrant was incorporated in April 24, 2015. On May 23, 2017, the Registrant acquired all the outstanding shares of capital stock of Total Travel Media, Inc., a corporation organized on May 5, 2017, in exchange for shares of stock issued to the stockholders of Total Travel Media, Inc., as discussed above. As a result of these transactions, Alchemist Holdings, LLC and Bear Bull Market Dividends, Inc. acquired control of the Registrant, as the term “control” is defined in Rule 405 of the Securities Act.

For financial accounting purposes, the acquisition of Total Travel Media, Inc. was treated as a reverse acquisition, in accordance with GAAP. Accordingly, although the Registrant was incorporated in April 2015, our financial statements refer to May 5, 2017 as the inception date.

Corporate Offices – 1700 Coit Road, Suite #100 – Plano, Texas 75075

Main (469) 304 9400 • Fax (469) 910 0477 • www.shrvinc.com

A Publicly Traded Diversified Holding Company “SHRV”

Recent Sales of Unregistered Securities, page 24

14. Please state the facts relied upon to make the exemption available for the issuances of your Series C Convertible Preferred securities. Also, revise to address the common stock issuances disclosed on page 15. Refer to Item 701(d) of Regulation S-K.

Response: The issuance of Class C Convertible Preferred Shares was implemented pursuant to an exemption to registration under Regulation D. All purchasers were accredited investors and total purchase did not exceed $1,000,000. All purchasers executed appropriate disclosure documents prior to purchase, had been provided appropriate current information regarding disclosure of operations and financial condition of the Company prior to issuance of said shares. The Company has filed Form 10-Q and 10-K for the preceding three years, or for such shorter period that the Company was required to file such reports. Accordingly, all information was provided and available to purchasers.

Item 13. Financial Statements and Supplementary Data, page 26

15. Please provide your audited financial statements as of April 30, 2018 and for the period from May 5, 2017 (date of inception) to April 30, 2018. In addition, please provide relevant management’s discussion and analysis of financial condition and results of operations as required by Item 303 of Regulation S-K. If you elect to incorporate by reference, please revise to comply with the requirements of Securities Exchange Act Rule 12b-23(b).

Response: The Registration Statement on Form 10 will be revised to incorporate by reference, in Item 13 of the filing, the audited financial statements as of April 30, 2018 and for the fiscal period from May 5, 2017 to April 30, 2018 and, in Item 2 of the filing, the information contained in ITEM 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of our Annual Report on Form 10-K for the period from May 5, 2017 to April 30, 2018, consistent with the requirements of Securities Exchange Act rule 12b-23(b).

16. Please provide condensed statements of changes in stockholders’ equity and noncontrolling interest for the current and comparative year-to-date periods with subtotals for each interim period. Please refer to Rule 8-03(a)(5) of Regulation S-X.

Response: The information requested is contained in Exhibit B to this letter.

Note 2 - Summary of Significant Accounting Policies, page 30

17. We note from your disclosure that you earn revenue from the sale of products and from subscription based services. In addition, it appears from your disclosure on page 5 that you have a 30-day money back guarantee and a potential restocking fee. Please provide the disclosures required under ASC 606-10-50.

Response: The Company derives revenue from the sale of health and wellness, energy, technology, insurance, training, media and travel products and services. The Company recognizes revenue upon the transfer of control of the promised goods and services to the customer. With respect to products and services sold, the transfer of control generally occurs when the customer receives and accepts the product and services. With respect to subscription-based services, including Elepreneur membership fees, the transfer of control generally occurs over time (generally one year or less).

Corporate Offices – 1700 Coit Road, Suite #100 – Plano, Texas 75075

Main (469) 304 9400 • Fax (469) 910 0477 • www.shrvinc.com

A Publicly Traded Diversified Holding Company “SHRV”

The timing of revenue recognition may differ from the time when we invoice and/or collect payment under the contract. Deferred sales revenue associated with our performance obligation for customers’ right of return were $72,400 at July 31, 2018, net of potential restocking fees of $0, and were reported in accrued and other liabilities on our consolidated balance sheets. Deferred revenue associated with our performance obligation for services offered on a subscription basis were $664,700 at July 31, 2018 and are expected to be recognized over one year and were reported in accrued and other liabilities on our consolidated balance sheets.

The Company will include this information in its Summary of Significant Accounting Policies at July 31, 2018 in Item 13 of the filing.

18. We note from your disclosure in Note 15 of your Form 10-K filed on July 30, 2018 that you have two reportable segments, health and wellness products and other. Please provide the disclosures required under ASC 280-10-50-32.

Response: The information required under ASC 280-10-50-32 is contained in Exhibit C to this letter.

Note 6 - Investments in Unconsolidated Entities, page 33

19. We note that you have investments in several entities that range in ownership percentages from 24% to 40%. Please provide the disclosures required under ASC 323-10-50.

Response: The Company owns a 24% member’s interest in 212 Technologies, LLC; a 40% member’s interest in 561 LLC; a 40% member’s interest in America Approved Commercial LLC; a 40% member’s interest in Medical Smart Care LLC; and a 40% member’s interest in LEH Insurance Group LLC. The Company made these investments consistent with its strategy to grow its business organically and by making strategic acquisitions of businesses and technologies that augment its products portfolio. Specifically, each of these investees own and market products that fit the Company’s direct selling model and add to its products portfolio. However, the Company does not, directly or indirectly, hold a controlling financial interest in any of these investees (as the phrase “controlling financial interest” is defined in GAAP). Thus, the Company does not report these investees on a consolidated basis. In addition, the Company does not exert influence over the operations or policies of the investees. For example, the members of management of each investee are independent of the Company’s officers and directors. Further, the Company’s officers, directors, and management are not involved in the operations or policies of the investees.

Accordingly, the Company accounts for its investment in these investees on the cost basis. The referenced disclosure will be expanded to indicate that the Company accounts for its investment in the investees on the cost basis.

Corporate Offices – 1700 Coit Road, Suite #100 – Plano, Texas 75075

Main (469) 304 9400 • Fax (469) 910 0477 • www.shrvinc.com

A Publicly Traded Diversified Holding Company “SHRV”

Note 13 - Commitments and Contingencies Acquisition-related Commitments, page 38

20. Your disclosure here states you provided cash advances to Hyten in the amount of $540,000. This does not appear to be consistent with your disclosure on page 15 which states you provided cash advances of $655,789. Please clarify or revise.

Response: The disclosure made on page 38 reflects cumulative cash advances in the amount of $540,000 made to Hyten through August 31, 2018, as originally disclosed in Note 13 of the Condensed Notes to Consolidated Financial Statements for our interim fiscal period ended July 31, 2018. The disclosure made on page 15 reflects cumulative cash advances in the amount of $655,789 made to Hyten through September 28, 2018. The difference between these amounts represents incremental cash advances made from September 1, 2018 through September 28, 2018.

Sincerely,

/s/ John Thatch
John Thatch, President and CEO

Corporate Offices – 1700 Coit Road, Suite #100 – Plano, Texas 75075

Main (469) 304 9400 • Fax (469) 910 0477 • www.shrvinc.com

Exhibit A

NOTE 8 - CONVERTIBLE NOTES PAYABLE

Convertible notes payable consisted of the following as of July 31, 2018 and April 30, 2018:

Issuance Date	Maturity Date	Conversion Price (per share)	July 31, 2018	April 30, 2018
September 2017	March 2018	$0.005	$15,000	$15,000
October 2017	October 2022	$0.15	50,000	50,000
November 2017	November 2018	Variable	50,000	50,000
November 2017	May 2018	$0.0025	5,000	5,000
December 2017	September 2018	Variable	-	100,000
January 2018	January 2019	$0.0025	250,000	250,000
February 2018	February 2019	$0.0025	250,000	250,000
March 2018	March 2019	$0.01	250,000	250,000
April 2018	April 2019	$0.01	100,000	100,000
May 16, 2018	May 2019	Variable	203,000	-
July 2018	July 2019	Variable	128,000	-

Total convertible notes payable	1,301,000	1,070,000
Less: debt discount and deferred financing fees	(812,525)	(816,825)
	488,475	253,175
Less: current portion of convertible notes payable	480,383	247,602
Long-term convertible notes payable	$8,092	$5,573

All the Company’s convertible notes are convertible, at the option of the holder, into shares of the Company’s common stock. As indicated above, certain of the Company’s convertible notes are convertible at a variable conversion price, a conversion price based on the market price for Company’s common stock. Borrowings on all the Company’s convertible notes bear interest at the annual rate of 12%.

On May 16, 2018, the Company entered into a financing transaction whereby the Company borrowed $203,000 (prior to $3,000 in financing costs) from Power UP Lending Group Ltd., an accredited investor, in exchange for the issuance by the Company of a promissory note in favor of the lender. In addition, on July 2, 2018, the Company entered into a financing transaction whereby the Company borrowed $128,000 (prior to $3,000 in financing costs) from Power UP Lending Group Ltd. in exchange for the issuance by the Company of a promissory note in favor of the lender. The notes bear interest at 12% and mature one year from each respective issuance date. Net proceeds from the notes, in the aggregate, were $325,000. Each note is convertible into shares of the Company’s common stock at any time following 180 days from the issuance date.

On June 29, 2018 the Company paid $143,211 (including accrued but unpaid interest), to settle in full a convertible note in the principal amount of $100,000. During the three months ended July 31, 2018, the Company recorded prepayment penalties of $36,734 and accrued interest payable of $6,477 and recognized a gain of $121,823 resulting from the change in the fair value of this derivative liability, in connection with this note.

In the three months ended July 31, 2018 and the period from May 5, 2017 (inception) to July 31, 2017, the Company recognized amortization expense related to the debt discount and deferred financing fees of $335,300 and $22,970, respectively, which is included in interest expense in our consolidated statements of operations. The Company also recorded interest of $74,448 (including the prepayment penalty discussed above) and $2,140 in connection with its convertible notes payables, in the three months ended July 31, 2018 and the period from May 5, 2017 (inception) to July 31,2017, respectively.

Exhibit B

SHARING SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE THREE MONTHS ENDED JULY 31, 2018

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Class A and Class B Common Stock		Additional
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Paid in Capital	Subscription Receivable	Shares to be Issued	Accumulated Deficit	Total

Balance – April 30, 2018	86,694,540	8,669	10,000,000	1,000	3,950,000	395	66,170,000	6,617	25,423,589	(114,405)	196,500	(54.535.258)	(29,012,893)
Preferred shares issued for equity investments	5,000,000	500	-	-	-	-	-	-	1,249,500	-	-	-	1,250,000
Common stock issued for cash	-	-	-	-	-	-	600,000	60	149,940	-	(150,000)	-	-
Common share subscriptions received in advance	-	-	-	-	-	-	-	-	-	-	40,000	-	40,000
Common stock issued for professional services	-	-	-	-	-	-	-	-	-	-	8,000	-	8,000
Warrants for common stock issued	-	-	-	-	-	-	-	-	(226,950)	-	-	-
Net loss	-	-	-	-	-	-	-	-	-	-	-	(91,251)	(91,251)
Balance – July 31, 2018	91,694,540	9,169	10,000,000	1,000	3,950,000	395	66,770,000	6,677	26,596,079	(114,405)	94,500	(54,626,509)	(28,033,094)

Exhibit C

Certain segment data for the three months ended July 31, 2018 and 2017 is as follows:

	Three Months Ended July 31,
	2018	2017
Net sales
Health and wellness	$12,532,500	$-
Subscription-based and other products	398,226	-
Total	$12,930,726	$-

Operating earnings (loss)
Segment gross profit
Health and wellness	$7,722,138	$-
Subscription-based and other products	244,578	-
Total segment gross profit	7,966,716	-
Selling and marketing expenses	(6,044,357)	(288,417)
General and administrative expenses	(1,585,187)	(303,796)
Operating earnings (loss)	$337,172	$(592,213)

There were no sales between segments during the fiscal periods presented.

The Company does not allocate its assets to its reportable segments and, accordingly, a measure of assets by reportable segment is unavailable. At July 31, 2018 and April 30, 2018, inventory consisted of health and wellness products available for sale of $755,886 and $197,497 and shipping supplies and other products of $102,320 and $38,838, respectively.

Exhibit D

Elepreneur

Super Affiliate Marketing Plan

The Elepreneur Super Affiliate Marketing Plan (S.A.M.) is a unique opportunity for Affiliates to be rewarded for their personal sales, successful customer acquisition and retention. The S.A.M. Plan also rewards eligible Super Affiliates when they are successful in developing other Super Affiliates who may desire to build a business based upon success in selling and servicing customers. Additional Bonuses and opportunities to participate in Global Bonus Pools are available to those who meet speciﬁc performance requirements.

Deﬁnitions

Retail Customer: Any customer who purchases products directly from an Affiliate either in person or through the Affiliate’s replicated website.

SmartShip Customer: Any customer who purchases products monthly with a recurring order. All SmartShip enrollments entitle the customer to a 10% discount from suggested retail prices.

Elepreneur Affiliate: Any person who enrolls as an Affiliate and pays an annual fee (currently $99.00). First time enrollees receive: Three D.O.S.E Product Experience Packages (6 servings of Elevate Coffee and XanthoMax - Retail Value $30.00 each), a complete Business Internet Suite - Digital Marketing Materials, Access to Business Reports, Policies and Procedures, access to S.A.M. Academy and Basic Training Concepts including full access for one year to a customized Ele-App, which supports efforts to acquire new customers. An Affiliate may purchase products or enroll in a monthly recurring SmartShip purchase at a wholesale discount of 20% off the suggested retail price. Affiliates are eligible to earn a 20% proﬁt on all personal retail sales. The annual renewal fee to remain active as an Affiliate is $99.00.

“Super” Affiliate: A Super Affiliate is entitled to earn additional bonuses (Wholesale, Royalty, Bonus Pool). To qualify as a Super Affiliate, the Affiliate needs to achieve 2,000 RV (Personal Retail Sales plus the aggregated retail sales of all personally recruited Affiliates who achieve less than 2,000 in personal and aggregated retail sales within a calendar month).

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Generation: A generation is deﬁned as all Retail Customers and Affiliates sponsored directly and indirectly who have not qualiﬁed for Super Affiliate status. A second generation would include all Retail Customers and Affiliates who are not Super Affiliates enrolled by a personally Sponsored Super Affiliate. All Retail Customers and Affiliates between one Super Affiliate to another Super Affiliate are a generation.

Retail Volume or RV: The suggested retail price on all products. The RV is used to calculate the Retail Proﬁt, the Wholesale Bonus, as well as the qualiﬁcations one must achieve to qualify for advancement and other bonuses.

Commissionable Volume or CV. Each product has a Commissionable Volume attached to it. The CV of a product is used to calculate the Royalty Bonus Payouts.

Retail Proﬁt:

● Earned by any Affiliate or Super Affiliate Member who has a personal Retail Customer that purchases from the Affiliate’s inventory at suggested retail prices.

● Retail Proﬁts are also earned when Retail Customers purchase through an Affiliate’s personal replicated website. Such purchases are referred to as eCommerce sales and 20% is earned on these sales.

● The Retail Proﬁt is paid weekly on customer eCommerce and SmartShip purchases.

○	Retail Proﬁt Example: Retail Customer 1 purchases at full retail price of $100.00 and 100CV. The Affiliate who sponsored Customer 1 would earn a 20% Retail Proﬁt of $20.00.

○	Customer with SmartShip. An Affiliate will earn a 10% retail proﬁt on all personally sponsored Customers who have a monthly SmartShip order. For example, Retail Customer 1 purchases a product which normally sells for $100 retail, but as a SmartShip customer, the Retail Customer receives a 10% discount or pays $90. The 10% commission paid to the Affiliate is paid upon the full retail price of $100 or $10.

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Wholesale Proﬁt/Bonus:

● Earned by Super Affiliates.

● Wholesale Bonuses of 10% are earned monthly based on the Retail Volume of orders placed by all personally enrolled Retail Customers, all Affiliates and their Retail Customers enrolled directly and indirectly who have not qualiﬁed as Super Affiliates.

○ Example: A Super Affiliate will earn Wholesale Bonuses on  the purchases/sales made by all Retail Customers and Affiliates he or she personally sponsors and the purchases/sales of all Affiliates and Retail Customers who are sponsored beneath his or her personally sponsored Affiliates up to the ﬁrst Super Affiliate in the lineage.

Royalty Bonus:

●	Earned by any Super Affiliate who has a downline Super Affiliate with a minimum of 2,000RV during a given pay period.

●	Payout is monthly based on Commissionable Volume (CV). A Royalty Bonus of 4% is paid on the CV of all Super Affiliates and their downline through 3 generations of Super Affiliates.

●	Qualiﬁcation for this bonus is based on RV but payout is based on CV which, in most cases, is equivalent to the RV.

Matching Performance Bonuses

Super Affiliates may earn Matching Performance Bonuses when they are qualiﬁed as Super Affiliates (min 2,000 RV within a calendar month) and achieve the performance requirements noted below. Matching Performance Bonuses are paid monthly.

1st Generation

When the performance of a Super Affiliate is 20,000 RV achieved for three consecutive months in the ﬁrst three Generations of Super Affiliates and minimum of 20,000 RV is achieved each month thereafter, the Performance Bonus will ensure the sponsoring Super Affiliate will earn, in total Royalty Bonuses, the equivalent of 100% of what is earned by 1st Generation Super Affiliates on their 3 Generations of Royalty Bonus Earnings less the Royalty Bonuses already paid.

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2nd Generation

When the performance of a Super Affiliate is 80,000 RV achieved for three consecutive months in the ﬁrst three Generations of Super Affiliates and minimum of 80,000 RV is achieved each month thereafter, the Performance Bonus will ensure the sponsoring Super Affiliate will earn, in total Royalty Bonuses, the equivalent of 20% of what is earned by 2nd Generation Super Affiliates on their 3 Generations of Royalty Bonus Earnings less the Royalty Bonuses already paid.

3rd Generation:

When the performance of a Super Affiliate is 200,000 RV achieved for three consecutive months in the ﬁrst three Generations of Super Affiliates and minimum of 200,000 RV is achieved each month thereafter, the Performance Bonus will ensure the sponsoring Super Affiliate will earn, in total Royalty Bonuses, the equivalent of 10% of what is earned by 3rd Generation Super Affiliates on their 3 Generations of Royalty Bonus Earnings less the Royalty Bonuses already paid.

Global Bonus Pools:

The Global Bonus Pool is reserved for qualifying Super Affiliates. There are three different Global Bonus Pools with three different qualiﬁcation requirements. Qualifying Super Affiliates will participate in one Global Bonus Pool at a time. Global Bonus Pools are calculated monthly and paid quarterly.

The total Global Pool Bonus is equal to 2% of the total RV of the entire company. Super Affiliates who are eligible to participate in the Global Bonus Pool participate in accordance to the guidelines below.

Global Bonus Pool One – 20% of Total Global Bonus Pool

Qualiﬁcation is 20,000 RV achieved for three consecutive months in your ﬁrst three Generations of Super Affiliates and minimum of 20,000 RV each month thereafter to participate in the Global Bonus Pool.

Global Bonus Pool Two – 30% of Total Global Bonus Pool

Qualiﬁcation is 80,000 - 199,999.99 RV in your ﬁrst three Generations of Super Affiliates and minimum of 80,000 RV each month thereafter to participate in Global Bonus Pool Two.

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Global Bonus Pool Three – 50% of Total Global Bonus Pool

Qualiﬁcation is 200,000 RV in your three Generations of Super Affiliates and minimum of 200,000 RV each month thereafter to participate in Global Bonus Pool Three.

Examples: If the total RV of the Company for a calendar quarter is $10,000,000.00, the total payout for the Global Bonus Pool is $10,000,000.00 * 2% = $200,000.00.

Pool 1 Example: 20% of the Total Global Pool. $200,000.00 * 20% = $40,000.00. If a Super Affiliate’s volume is 25,000 RV for a calendar month and the volume of all participants in Pool 1 is $600,000.00 RV, the Super Affiliate would earn a 4% share of the $40,000.00 Global Bonus Pool for that month which equals $1,600.00.

Pool 2 Example: 30% of the Total Global Pool. $200,000 * 30% = $60,000. If a Super Affiliate’s volume is 100,000 RV for a calendar month and the volume of all participants in Pool 2 is $3,500,000.00 RV, the Super Affiliate would earn a 3% share of the Global Bonus Pool for that month which equals $1,800.00.

Pool 3 Example: 50% of the Total Global Pool. $200,000 * 50% = $100,000. If a Super Affiliate’s volume is $250,000.00 RV and the volume of all participants in Pool 3 is $8,000,000.00 RV, the Super Affiliate would earn a 3% share of the Global Bonus Pool which equals $3,000.00.

Disclaimer: Rewards earned through the Super Affiliate Marketing Plan are based on results achieved when selling and servicing customers and building a downline of other Affiliates who also build businesses based upon successful customer acquisition and retention. Examples provided are for explanation purposes only.

Exhibit E

Form of Elepreneurs Agreement

Elepreneurs, LLC (the “Company”) and I agree to the following terms and conditions:

1.	Legal Age. I am of legal age to enter into this Agreement (the “Agreement”) in the state in which I reside.

2.	Acceptance. This Agreement shall be effective upon acceptance by the Company at its place of business in Plano, Texas. The Company reserves the right, in its sole discretion, to decline any Agreement or any renewal thereof.

3.	Term. Subject to the provisions of Section 18, this Agreement shall have a term beginning on the date of acceptance by the Company and ending on one year from the date thereof (the “Anniversary Date”) and shall be renewed on an annual basis on each Anniversary Date subject to acceptance by the Company, which can be withheld in its sole discretion, upon payment of the then current renewal fee and in accordance with the then current renewal policy of the Company as set forth in the Policies & Procedures of the Company (the “Policies”).

4.	Independent Contractor Status. I am an independent contractor and not an employee, agent, franchisee, joint venturer, partner, or owner of the Company. I shall not be treated as an employee, agent, franchisee, joint venturer, partner, or owner of the Company for federal or state tax purposes including with regard to the Internal Revenue Code, Social Security Act, Federal Unemployment Act, Federal Insurance Contributions Act (FICA), or with regard to workers’ compensation, any state unemployment act, or any other federal, state, or local statute, ordinance, rule, or regulation. I am responsible for all liability, health, disability, workers’ compensation, and other insurance. I am not authorized to bind the Company nor incur any obligation on behalf of the Company.

5.	Responsibility for Taxes. I am solely responsible for the payment of all applicable federal, state, and local income, unemployment, Social Security, and other taxes and premiums and license requirements and fees attributable to any sales activities and earnings.

6.	Sales and Use Taxes. To ensure compliance with the sales and use tax requirements of each state, unless otherwise mandated by state law, the Company shall collect and remit all applicable sales and use taxes on products and materials based upon the suggested retail price of the product. The applicable rate of tax due shall be based on the address to which the product and/or material is shipped.

7.	Compensation. Any compensation I receive from the Company is related solely to the sale of products and services. There is no compensation for sponsoring. I am not guaranteed any income, profits, or success and certify that no such representations have been made to me either by the Company or any Elepreneur.

8.	No Other Purchase. In order to become an Elepreneur and begin the business, I am not required to make any purchase other than a Business Kit.

9.	Representations. I shall make no statements, representations, or disclosures in promoting the Company, in sponsoring or training Elepreneurs, or in selling the Company’s products and services, other than what is expressly permitted by the Policies & Procedures and in other literature produced by the Company. I shall make no claims or representations of actual or potential earnings, guaranteed or anticipated profits, or sales success.

10.	Refunds. I agree to abide by the Company’s retail customer refund policy stated in the Policies & Procedures. As more fully set forth in the Policies & Procedures, I am eligible to receive a refund for products, services, and literature purchased by me, less a 10% handling fee, if I choose to terminate the Agreement and return the products or services in resalable, currently marketable, condition within 12 months of purchase. Commissions paid on refunded products must be repaid to the Company by the Elepreneur earning the commission.

11.	Proprietary Rights/Use of Company Materials. I acknowledge that the Company’s trademarks, service marks, tradenames, patents, and copyrighted materials are owned solely by the Company, and that use of such marks and materials by me must be in compliance with the Company’s written policies, as such may be amended by the Company from time to time. I agree to use only written, recorded, or other promotional or advertising materials which have been produced by the Company and/or approved in writing by the Company prior to use and bear its approval designation. I further agree that the Company has the exclusive proprietary interest in its customer lists, customer information developed by or for the Company (such as credit data, product purchase information, and customer profile data), Elepreneur lists, manufacturing procedures, formulas, source codes, product development and in all operating, financial, and marketing materials; and that all such information is confidential. I shall not use or disclose such information to any third party except in strict accordance with this Agreement and the Policies & Procedures. Confidential information is disclosed to me on a “need-to-know” basis solely for use in my business with the Company. I agree to use my best efforts to keep such information confidential and shall not use such information to sell products or services other than the Company’s products and services or in connection with any other business during the term of and after termination of this Agreement. Upon termination or nonrenewal of this Agreement, I immediately shall cease all use of the Company’s trademarks, service marks, and proprietary and confidential information and, if requested by the Company, return all such materials in my possession to the Company.

12.	Non-Solicitation/Sale of Other Products. As an inducement for the Company to enter into this Agreement and in consideration of the mutual covenants contained herein, I agree that during the term of this Agreement and for a period of six months thereafter, I shall not, directly or indirectly, on my own behalf or on the behalf of any other person or entity, solicit, induce, or hire or attempt to solicit, induce, or hire any Elepreneur, employee, member, customer, supplier, or vendor of the Company (i) to enter into any business relationship with any other direct sales or network marketing company or individual or (ii) to terminate or alter his or her business or contractual relationship with the Company. I agree that no products or services except for the Company’s products or services shall be sold or shown at any event where the Company’s products or services are sold or shown.

13.	Retail Sales. In order to receive commissions and overrides, I must comply with the Company’s 70% Rule and Retail Sales Rule as set forth in the Policies & Procedures.

14.	Training. In the event I sponsor other Elepreneurs, I agree to perform a bonafide supervisory, distributive, and selling function in connection with the sale of the Company’s products and services to the ultimate consumer.

15.	Exclusive Territory. No exclusive territory is granted by this Agreement, nor does this Agreement constitute the sale of a security or a franchise.

16.	Compliance. I shall abide by all applicable federal, state, and local laws or regulations, and the terms of this Agreement, the Policies & Procedures and the Compensation & Rewards Plan.

17.	Assignability. This Agreement may not be transferred or assigned by me without the prior written approval of the Company, in its sole discretion, and then only in accordance with the Policies & Procedures. The Company may assign this Agreement at any time.

18.	Termination. I ACKNOWLEDGE THAT I AM FREE TO TERMINATE THIS AGREEMENT AT ANY TIME FOR ANY REASON. The Company may terminate this Agreement upon 30 days written notice in the event the Company elects to cease (i) selling its products and services through direct selling or network marketing channels or (ii) its business operations. The Company may terminate this Agreement upon written notice upon a breach by me of this Agreement, the Policies & Procedures, or other rules and regulations of the Company. Where state laws on termination are inconsistent with this provision, then the applicable state law shall apply. Immediately upon termination or nonrenewal of this Agreement, I shall (i) lose all rights to purchase products from the Company at consultant cost; (ii) cease from representing myself as an Elepreneur of the Company; (iii) lose all rights to my participation and position in the Compensation & Rewards Plan, including all future commissions and earnings; and (iv) take all other actions reasonably required by the Company, including the discontinuance of the Company’s trademarks and service marks.

19.	Amendment. The Company may amend this Agreement, the Policies & Procedures, prices for product, company literature, and/or the Compensation & Rewards Plan, without prior notice, at any time, effective five days after publication or transmittal of such amendment in official Company publications, literature, or voice mail, as applicable. In the event of any conflict between the terms of this Agreement, the Policies & Procedures, or any other document and such amendment, the amendment shall control.

20.	Governing Law/Arbitration. This Agreement is performable in Plano, Texas, and governed by the laws of the State of Texas without reference to its conflict of laws rules. I understand and agree that except as set forth in the Policies & Procedures, all claims and disputes relating to this Agreement, the rights and obligations of the parties, or any other claims or causes of actions relating to the performance of either party under this Agreement and/or my purchase of products shall be settled totally and finally by arbitration in Collin County, Texas, in accordance with the Federal Arbitration Act and the Commercial Rules of the American Arbitration Association. This obligation to arbitrate shall survive termination or expiration of this Agreement. Any modification of this arbitration provision shall not apply retroactively to any dispute which arose or which the Company had notice of before the date of modification.

21.	Indemnification/Offset. I agree to indemnify and hold harmless the Company, its subsidiaries, affiliates, and their shareholders, officers, agents, employees, and directors, from and against any claim, demand, liability, loss, cost, or expense, including, but not limited to, court costs or attorneys’ fees, asserted against or suffered or incurred by any of them by reason of, directly or indirectly, arising out of or in any way related to or connected with, allegedly or otherwise, my: (a) activities as an Elepreneur including, without limitation, any unauthorized representations made by me; (b) breach of the terms of this Agreement; or (c) violation of or failure to comply with any applicable federal, state, or local law or regulation. The Company shall have the right to offset any amounts owed by me to the Company (including, without limitation, the repayment of commissions as a result of refunds) against the amount of any commissions or bonuses owed to me.

22.	Notice. Except as expressly set forth herein, any communication, notice, or demand of any kind whatsoever, shall be in writing and delivered either (i) by electronic communication (whether by email or telecopy if confirmed in writing sent by registered or certified mail, postage, pre-paid, return receipt requested, or by personal service), (ii) personally or by same-day local courier services or overnight express delivery services; or (iii) by registered or certified mail, postage pre-paid, return receipt requested. Notices delivered personally, by overnight express delivery service, or by local courier service shall be deemed given as of actual receipt. Mailed notices shall be deemed given three Business Days after mailing. “Business Day” means any Monday through Friday other than any such day which, in the State of Texas, is a legal holiday or a day on which banking institutions are authorized or required by law or regulation to close. Any party may change its address for notice by giving written notice to the other in the manner provided in this Section 22.

23.	Cumulative Remedies/Waiver. All rights, powers, and remedies given to the Company are cumulative, not exclusive and in addition to any and all other rights and remedies provided by law. No failure or delay of the Company to exercise any power or right under this Agreement or to insist upon strict compliance by me with any obligation or provision shall constitute a waiver of the Company’s right to demand exact compliance therewith. Waiver by the Company can be effective only in writing by an authorized officer of the Company.

24.	Release. To the extent permitted by law, the Company shall not be liable for, and I release the Company from and waive all claims for, any loss of profits, indirect, direct, special, or consequential damages or any other loss incurred or suffered by me as a result of (i) the breach by me of the terms of this Agreement and/or the Policies & Procedures; (ii) the operation of my business; (iii) any incorrect or wrong data or information provided by me; or (iv) the failure to provide any information or data necessary for the Company to operate its business, including without limitation, the enrollment and acceptance of me or the payment of commissions and bonuses.

25.	Injunctive Relief. I agree that upon a breach of this Agreement that the Company will be immediately and irreparably harmed and can not be made whole solely by monetary damages. I agree that the remedy at law for any breach of any provision of this Agreement shall be inadequate and that, in addition to any other remedies, in law or in equity it may have, the Company shall be entitled, without the necessity of proving actual damages, to temporary and permanent injunctive relief to prevent the breach of any provision of this Agreement and/or to compel specific performance of this Agreement.

26.	Attorneys’ Fees. The Company shall be entitled to its costs and expenses, including reasonable attorneys’ fees, in enforcing its rights under this Agreement.

27.	Severability. If under any applicable law or rule of any applicable jurisdiction, any provision of the Agreement is held to be invalid or unenforceable, the remainder of the Agreement will be interpreted as best to effect the intent of the parties hereto. The remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from the Agreement.

28.	Survival. The covenants and obligations of me to abide by the arbitration, nonsolicitation, trade secrets, and confidential information covenants contained herein shall survive termination of this Agreement.

29.	Entire Agreement. This Agreement, the Policies & Procedures, and the Compensation & Rewards Plan (all of which are incorporated herein by reference), constitute the entire agreement between the Company and me, supersede all prior agreements, and no other promises, representations, guarantees, or agreements of any kind shall be valid unless in writing and signed by both parties. In the event of any conflict during the terms of this Agreement and the Policies & Procedures, the Policies & Procedures shall prevail.

30.

Louisiana and Montana Residents Only. Louisiana residents may bring an action against the Company with jurisdiction and venue as provided by Louisiana law. A Montana resident may cancel this Agreement within 15 days of the date of enrollment and may return the business kit for a full refund within such time.